Timothy J. Simpson
General Counsel

Covanta Energy Corporation
40 Lane Road
Fairfield, NJ 07004
Tel 973.882.7308
Fax 973.882.7357 Email tsimpson@covantaenergy.com
July 2, 2010
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed: February 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed: April 1, 2010
File No. 001-06732
Dear Mr. Owings:
          As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated June 11, 2010 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Discussion of Critical Accounting Policies, page 65
1.	Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of

H. Christopher Owings
July 2, 2010

significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.
Response:
          In response to the Staff’s comment, the Company has removed sections of the Critical Accounting Policies and Estimates disclosure that did not reflect significant estimates or management judgment. The remaining sections involve such determinations, but generally have not involved significant volatility such that they would result in a material change or impairment. Unless disclosure of critical accounting policies would involve significant estimations or management judgment reasonably likely to result in a material change or impairment, beginning with our annual report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”), the Company will revise the Discussion of Critical Accounting Policies as requested in your comment consistent with the discussion below. Notwithstanding the foregoing, to the extent that an interim disclosure is necessary in order to provide investors with information regarding estimates or management judgment involving significant volatility or that reasonably could result in a material impairment, the Company would provide appropriate disclosure in a quarterly report on Form 10-Q or a periodic report on Form 8-K.
          To assist the Staff in understanding the changes proposed, we have prepared the table below. The “Policy” column shows the selected areas as of year end 2009 that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. The “Judgments and Estimates” column describes the nature of the management judgments and estimates, and the third column describes the effect if actual results differ from assumptions. Where applicable, we have included quantitative analysis of the sensitivity of reported results to changes in the assumptions at ranges the Company believes are possible of occurring. The Company will also disclose material changes in critical accounting estimates.

H. Christopher Owings
July 2, 2010

Critical Accounting Policies and Estimates

Effect if Actual Results Differ
Policy	Judgments and Estimates	from Assumptions
Purchase Accounting
We allocate acquisition purchase prices to identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The fair value estimates used reflect our best estimates for the highest and best use by market participants.

These estimates are subject to uncertainties and contingencies. For example, we used the discounted cash flow method to estimate the value of many of our assets, which entailed developing projections about future cash flows and applying an appropriate market participant discount rate.
If the cash flows from the acquired net assets differ significantly from our estimates, the amounts recorded could be subject to impairments. Furthermore, to the extent we change our initial estimates of the remaining useful life of the assets or liabilities, future depreciation and amortization expense could be impacted.

Goodwill and Indefinite Lived Intangibles
Our reporting units are Americas and International. The accounting standard related to goodwill defines a reporting unit as an operating segment or a component of an operating segment. Components of operating segments can be aggregated, provided they share similar economic characteristics. As our energy-from-waste facilities in the Americas share similar economic characteristics, we have aggregated them for the determination of our reporting units.

We evaluate our goodwill and indefinite lived intangible assets for impairment at least annually or when indications of impairment exist. The impairment assessment for goodwill and indefinite lived intangible assets involves a comparison of the fair values of the reporting units carrying the goodwill and the intangible assets to their respective carrying values.

Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions, anticipated cash flows and operational performance of our assets.

When determining the fair value of our reporting units and intangible assets for impairment assessments, we make assumptions regarding their fair values which are dependent on estimates of future cash flows, discount rates, and other factors.

The impairment assessments of goodwill and indefinite lived intangible assets performed in the periods presented resulted in reporting unit and indefinite lived intangible assets fair values significantly in excess of carrying values and were, therefore, not at risk of failing any applicable impairment test. In future years, if the assessed fair values were to significantly decrease, there could be impairments which could materially impact our results of operations.

Pensions and Other Post-Retirement Benefits
The expense and the related obligations arising from the pension and other post-retirement benefit plans are based on actuarially-determined estimates. We record a liability equal to the amount by which the present value of the projected benefit obligations exceeded the fair value of pension assets.

On an annual basis, we evaluate the assumed discount rate and expected return on plan assets used to determine pension benefit and other post-retirement benefit expenses and obligations. The discount rate is based on the estimated timing of future benefit payments and expected rates of return currently available on high quality fixed income securities whose cash flows match the estimated timing and amount of future benefit payments of the plan. Our expected return on plan assets is based on historical experience and by evaluating input from the trustee managing the plan assets.

A 1% change in the discount rate would change pension and other post-retirement benefit expense and the obligations by approximately $1 million and $10 million, respectively.

A 1% change in the return on plan assets would change pension and other post-retirement benefit expense by approximately $0.5 million.

H. Christopher Owings
July 2, 2010

Effect if Actual Results Differ
Policy	Judgments and Estimates	from Assumptions
Financial Instruments
We record the conversion feature in our cash convertible notes and the related hedges at fair value, with the changes in fair value recorded in income.

In our insurance business, our debt and equity securities are classified as “available-for-sale” and are carried at fair value, with changes in fair value recorded in other comprehensive income. To the extent we have other than temporary impairments related to our debt securities, we will record the amounts related to credit losses in income.

We estimate the fair value of the conversion feature and the related hedges utilizing observable inputs such as implied volatility and risk-free rates. With respect to the hedges, we record a credit valuation adjustment based on observed credit spreads of our hedge counterparties in the credit default swaps market.

The fair value of our debt and equity securities are based on quoted prices from dealers or national securities exchanges.
The conversion feature and note hedge have similar terms and therefore the changes in their fair values offset each other, before taking into account the credit valuation adjustment. We are subject to variability in our results of operations related to the changes in the credit valuation adjustment, which is dependent on the fair value of the hedge and on observed credit spreads. A 10% change in the note hedge valuation would change the credit valuation adjustment by approximately $0.5 million, and a change in credit spreads of 1% would change the credit valuation adjustment by approximately $5 million.

Deferred Tax Assets
As described in Item 8. Financial Statements And Supplementary Data — Note 16. Income Taxes in our annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), we have recorded a deferred tax asset related to our NOLs.

The NOLs will expire in various amounts beginning on December 31, 2011 through December 31, 2028, if not used.

Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We estimated that we have NOLs of approximately $545 million for federal income tax purposes as of the end of 2009.

The amount recorded was calculated based upon future taxable income arising from (a) the reversal of temporary differences during the period the NOLs are available and (b) future operating income expected from our Americas and International segment businesses, to the extent it is reasonably predictable.

Judgment is involved in assessing whether a valuation allowance is required on our deferred tax assets.
To the extent our estimation of the reversal of temporary differences and operating income generated differs from actual results, we could be required to adjust the carrying amount of the deferred tax assets.

The Internal Revenue Service (“IRS”) has not audited any of our tax returns for the years in which the losses giving rise to the NOLs were reported, and the IRS could challenge any past and future use of the NOLs.

Unpaid Loss Reserves and Loss Adjustment Expenses
Our insurance subsidiaries establish loss and loss adjustment expense (“LAE”) reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred.

The process of estimating reserves involves a considerable degree of judgment by management.

Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported (“IBNR”) reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

If our actual claims experience is not consistent with the assumptions utilized in the determination of the loss reserves, we may be subject to adjustments that would impact our results from operations.

H. Christopher Owings
July 2, 2010

Goodwill and Intangible Assets, page 66
2.	Given the approximate $203 million of goodwill recorded on your balance sheet as of December 31, 2009 and the continued challenging economic conditions, please consider the following guidance for future filings. Please clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:
•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

H. Christopher Owings
July 2, 2010

Response:
          Accounting Standards Codification (“ASC”) 350 requires goodwill to be assessed for impairment at the reporting unit level and defines a reporting unit as an operating segment or a component of an operating segment.
          The Company has two operating segments, Americas and International. The Americas segment earns revenue primarily by owning and operating energy-from-waste assets throughout North America. The International segment earns revenue primarily from the generation of energy from coal, natural gas, and heavy fuel-oil; it also earns revenue from certain energy-from-waste assets, which have been aggregated within the International segment as they are below the quantitative thresholds for a separate segment in ASC 280. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview – Business Segments and Item 8. Financial Statements and Supplementary Data – Note 5. Financial Information By Business Segments in the 2009 10-K.
          The Company determined its operating segments using the criteria set forth in ASC paragraph 280-10-50-1. Our analysis for each of the Americas and International operating segments is set forth below:

Criterion	Analysis
It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).	The Americas and International segment each engage in business activities that earn revenues and incur expenses; the Americas segment primarily generates revenues and incurs expenses from energy-from-waste activities, and the International segment from the generation of energy from coal, natural gas, and heavy fuel-oil.

Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.	Our chief operating decision maker (“CODM”) is our CEO. On a monthly basis, he along with segment management and the Board of Directors receive a management report with financial and operating information, segregated by Americas and International. The annual budget approved by our Board of Directors is segregated by Americas and International. Capital allocation decisions are also made at the Americas and International level.

Its discrete financial information is available.	See above, we produce financial information at the Americas and International level.
          Each facility represents a component of an operating segment as it is a business for which discrete financial information is available that is reviewed regularly by segment management. The facilities have been aggregated for each of the Americas and International operating segments in accordance with ASC paragraph 350-20-35-35, which states that “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” A list of the characteristics set forth in ASC paragraph 350-20-35-35, together with our analysis of the application of each

H. Christopher Owings
July 2, 2010

characteristic to the Americas operating segment, is set forth below (the International segment has not been included in this analysis as there is no goodwill assigned to it):

Characteristic	Analysis
The nature of products and services	The facilities provide waste disposal services and generate power.

The nature of the production processes	The facilities combust waste to generate power.

The type or class of customer for their products and services	Waste customers at the facilities are municipalities, private haulers, or a combination thereof. Power customers are typically utilities or regional power pools.

The methods used to distribute their products or provide their services	Our method of providing waste disposal services is similar across all facilities.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities	The facilities operate in a highly regulated environment.
          All of the goodwill recorded on our balance sheet as of December 31, 2009 was attributable to the Americas operating segment or reporting unit. The Company does not believe the Americas reporting unit was, as of December 31, 2009, at risk of failing step one of the impairment test. As described in Item 8. Financial Statements and Supplementary Data – Note 1. Organization and Summary of Significant Accounting Policies of the 2009 10-K, the Company determined the fair value of the Americas reporting unit by “utilizing a discounted cash flow approach, based on management’s estimate of the highest and best use of future waste and service revenues, electricity revenues, and operating expenses, discounted at an appropriate market participant risk adjusted rate.” As a supplement to our discounted cash flow approach, the Company compared the computed fair value to the observed market capitalization as of the impairment testing date, plus an assumed control premium less an estimated fair value of the remaining reporting units. As of the date of the 2009 goodwill impairment test, the fair value of the Americas reporting unit significantly exceeded its carrying value.
          In future filings beginning with the 2010 10-K, the Company will include further disclosures under the Discussion of Critical Accounting Policies and Estimates regarding the determination of reporting units for goodwill purposes, as well as our methodology for determining the fair value of the Americas reporting unit. The Company will also affirmatively state whether or not the Americas reporting unit is at risk of failing step one of the goodwill impairment test.
Note 1. Organization and Summary of Significant Account Policies, page 79
Renewable Energy Credits, page 80
3.	We note that you recognize renewable energy credits (REC) at fair value as a reduction to plant operating expense and as an intangible asset. Citing authoritative accounting guidance or predominant practice, please tell us how you determined it was appropriate to record the credits within income and at fair value on the date they are generated. Please also tell us, and disclose in future filings, the period(s) over which you amortize or remove the intangible assets, where you classify the sales of these credits on your statements of income and cash flows, the

H. Christopher Owings
July 2, 2010

method by which the amounts are removed (e.g., average cost, FIFO, LIFO), and the amounts included in your financial statements related to REC’s for the historical periods presented.
Response:
          At certain of our facilities, the Company generates renewable energy credits (“RECs”) as part of our ongoing business operations, which represent renewable energy attributes created when electricity is produced from eligible renewable energy sources. RECs are purchased by various entities, including commodity traders, generators, and consumers of power. There is currently no authoritative guidance regarding accounting for RECs. Our research has indicated that generators who earn RECs record them as either inventory or intangible assets at the date they are generated and/or purchased. ASC paragraph 330-10-31-1 states that “[t]he primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset.” The Company does not incur incremental costs to generate RECs, and therefore believes that it is inappropriate to record them as inventory. Accordingly, the Company records the RECs as intangible assets at their estimated fair value on the date they are generated, which is consistent with the accounting discussed by the FASB in their April 8, 2009 meeting minutes. The offset is recorded as a reduction of plant operating expenses, which is predominant practice.
          After initial recognition, the Company assesses on a quarterly basis the carrying value of the intangible asset. To the extent the non-contracted RECs are less than the fair value based on observable market prices, the Company records an impairment charge. The Company does not amortize the intangible asset. Rather, it is removed from the balance sheet at the time the particular REC is delivered. Because the Company is able to identify which particular REC is being delivered, the Company is not required to utilize an average cost, LIFO, or FIFO method to remove the asset. The ultimate delivery of the RECs (which typically occurs between three and five months after the RECs are generated) is recorded as a reduction of the intangible asset, with any difference between the carrying amount and the proceeds recorded as an adjustment to other income or other expense. The proceeds are included in the Operating Activities section of our statement of cash flows. The amount included for the historical periods presented in results of operations was $11 million for 2009 and nil for the prior periods. The amount recorded as an intangible asset was $5 million as of December 31, 2009 and nil for prior periods.
          In our future filings beginning with the 2010 10-K, the Company will disclose that the generation of the RECs are recorded as intangible assets and a reduction of plant operating expenses, and the delivery of the RECs are included in operating cash flows. The Company also will clarify the methodology for removing the RECs upon their delivery. Finally, to the extent material, the Company will disclose the value of RECs generated during the reporting period.
Note 3. Acquisitions, Business Development and Dispositions, page 86
4.	We note that you have a $19.4 million receivable due from the City of Harrisburg. Considering Harrisburg is in a “precarious financial condition” and is

H. Christopher Owings
July 2, 2010

contemplating seeking bankruptcy protection, please tell us if you have reserved for all or a portion of the receivable. Please explain in sufficient detail how you determined the amount recorded was appropriate. Please also clarify this matter to your readers.
Response:
     The amount recorded for the Harrisburg loan of $19.4 million represents the full amount of principal due from Harrisburg as of December 31, 2009. ASC paragraph 310-10-35-16 states that “[a] loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.” As of the issuance date of the financial statements in the 2009 10-K, the Company believed the loan would be fully recovered, based on the following considerations:
•	The Company had received all amounts due under the loan agreement up until the issuance date of the 2009 10-K;

•	The Company’s involvement as operator of the Harrisburg facility is critical to preserving its value, and it is in the secured bondholders’ and Harrisburg’s interest to keep the Company involved with the project, which includes fulfilling its obligations to the Company under the loan agreement; and

•	ASC paragraph 310-10-35-4 prohibits the use of a general reserve for loan losses.
Accordingly, the Company did not have a basis for carrying the loan at any amounts other than the contractually due amounts.
          The Company will continue to discuss ongoing developments in our negotiations with the City of Harrisburg and the impact of such developments on the recorded value of the loan in future filings, including the quarterly report on Form 10-Q for the period ended June 30, 2010 and the 2010 10-K.
Note 4. Earnings per Share and Equity, page 90
5.	Citing authoritative accounting guidance, such as FASB ASC paragraphs 260-10-45-43 through 45-44 or paragraphs 260-10-45-45 through 45-47, please tell us how you determined that the 1.00% Senior Convertible Debentures did not have a dilutive effect on EPS for any of the periods presented.
Response:
          The 1% Senior Convertible Debentures (the “Debentures”) are conditionally convertible prior to maturity at an exercise price of $28.20 if certain market triggers or corporate events described in the response to Comment 9 occur. Upon early conversion or conversion upon maturity, the Debentures are settled in cash for the face amount (and are therefore not included in diluted earnings per share), and shares for the conversion features.

H. Christopher Owings
July 2, 2010

          The Company has excluded the impact of the conversion feature of the Debentures in accordance with ASC Paragraph 260-10-45-44 as they were anti-dilutive. The Company reached this conclusion because the average price per share of the common stock did not exceed the exercise price of $28.20 in any of the periods presented and the conversion effect of the Debentures was therefore excluded from dilutive earnings per share, similar to the example in ASC paragraph 260-10-55-79. In future filings beginning with the quarterly report on Form 10-Q for the period ended June 30, 2010, the Company will clarify the reason for excluding the impact of the conversion feature of the Debentures in periods where they were anti-dilutive.
Note 6. Amortization of Waste, Service, and Energy Contracts, page 93
6.	We note that you amortize your waste, service, and energy contract assets over an average life of approximately 19 years but amortize your waste and service intangible contract liabilities over only 8 years. Please tell us in sufficient detail how you determined the lives of these contracts and clarify why there is such a disparity between the amortizable lives.
Response:
          The Company determines the useful life of waste, service and energy contracts based on their respective contractual terms, making certain assumptions regarding renewals of the contracts as permissible by ASC paragraph 350-30-35-3. In no circumstance does the Company assign a useful life to contracts that exceeds the remaining useful life of the related energy-from-waste facility.
          Prior to the acquisition of operating contracts in 2009 from Veolia Environmental Services North America Corp. (“Veolia”), the average assumed useful life of waste, service and energy contracts was eight years. However, once the Veolia operating contracts were included following their acquisition, a disparity was created between the assumed useful life of waste, service and energy contracts compared to the remaining contractual life of the waste and service contract liabilities.
          The assets acquired from Veolia consisted primarily of service contracts, the useful life of which assumed that the Company successfully renewed the contracts up until the end of the useful life of the facility. Based on past experience, the Company has been successful in renewing service contracts without substantial cost. The assumption regarding the useful life of the service contracts is consistent with the cash flows used to value them as the Company believes that renewing the service contracts is the view a market participant would make consistent with the highest and best use concept. The result of including the Veolia contracts was to increase the average life of waste, service and energy contracts to 19 years, hence the apparent disparity from prior year’s disclosures.

H. Christopher Owings
July 2, 2010

Note 7. Other Intangible Assets and Goodwill, page 93
7.	We note that you increased goodwill and current liabilities by $6.1 million during 2009 to recognize a liability due to a municipal client that should have been recognized in a June 2005 business combination. Considering the amount of time that elapsed between the acquisition and adjustment dates, please tell us the nature of this liability and explain why you believe it should be recorded as part of the purchase price rather than as an expense in the post-acquisition period.
Response:
          On June 24, 2005, the Company acquired ARC Holdings, Inc., including the Hempstead energy-from-waste facility, for a purchase price of approximately $2.3 billion. Under its service agreement, the town of Hempstead agreed to deposit $6.1 million into restricted funds to be utilized by us in the event of a default by the counterparty to the power purchase agreement. At the end of the term of the service agreement, the restricted funds are required to be returned to the town of Hempstead and, therefore, represent a liability. The $6.1 million has been properly recorded as restricted cash since the acquisition date, however, the Company did not properly record a corresponding liability during purchase accounting.
          This liability existed as of the date of the acquisition as evidenced in the service agreement dated December 1, 1985 and, therefore, should have been recorded during purchase accounting, with the offset to goodwill. The adjustment to goodwill was made outside of the measurement period as it was a correction of an error. ASC paragraph 250-10-45-22 states “net income for the period shall include all items of profit and loss recognized during the period, including accruals of estimated losses from loss contingencies, but shall not include corrections of errors from prior periods.” The Company believes that the adjustment recorded was not significant enough to total assets (less than 0.5%), total liabilities (less than 0.5%), goodwill (less than 5%) and accrued liabilities (less than 5%) to warrant a restatement of prior periods presented.
     The Company also considered the following qualitative factors in determining that this view was appropriate:
•	the correction did not mask a change in earnings or other trends;

•	the correction did not impact the results of our goodwill impairment test;

•	the correction did not impact our compliance with loan covenants or other contractual requirements;

•	the correction did not have the effect of increasing management’s compensation;

•	the correction did not impact any of our key operating or financial metrics; and

•	the correction did not involve concealment of an unlawful transaction.

H. Christopher Owings
July 2, 2010

Note 10. Leases, page 95
8.	We note that your electricity and steam sales include lease income related to two Indian power projects that were deemed to be operating lease arrangements and that the amounts represent contingent rentals since the lease payments depend on a factor directly related to the future use of the leased property. Please provide us with greater detail about the nature and terms of these arrangements and, citing authoritative accounting guidance, such as FASB ASC paragraphs 840-10-15-6 through 15-15, clarify how you determined that these arrangements contained a lease. In doing so, provide further clarification for why the lease income represents contingent rentals.
Response:
          The Company holds majority equity interests in two 106 MW (gross) heavy fuel-oil fired electric power generation facilities in India. The Company holds a 60% equity interest in the first project (known as the “Samalpatti project”) and a 77% equity interest in the second project (known as the “Madurai project”). Both projects sell their electrical output to the Tamil Nadu Electricity Board (“TNEB”) pursuant to long-term Power Purchase Agreements (“PPAs”) with a full pass-through, all-in pricing structure that takes into account specified heat rates, operation and maintenance costs, and equity returns. TNEB’s obligations are guaranteed by the government of the state of Tamil Nadu. Indian oil companies supply the oil requirements of both projects through 15-year fuel supply agreements based on market prices. The Company operates both projects through subsidiaries under long-term agreements with the project companies.
          If any of the criteria set forth in ASC Paragraph 840-10-15-6 are satisfied, the arrangement in question will qualify as a lease. These criteria are set forth below along with commentary as to whether the criteria are satisfied by the PPAs. Because the PPAs satisfy the third criterion listed below, the Company has concluded that the PPAs qualify as leases.

Criteria	Comment
The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant or equipment
Criterion not met; we are the operator of the facilities

The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant or equipment
Criterion not met; we control physical access to the facilities

Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output
Criterion met; TNEB purchases all of the output of the facility under the PPA agreements. These facilities do not sell power to any other entities. The price per unit of power is not fixed, as it largely dependent on the price of fuel oil. The power is not sold at current market rates.
          ASC paragraph 840-20-25-2 states that “[i]ncreases or decreases in rentals that are

H. Christopher Owings
July 2, 2010

dependent on future events such as future sales volume, future inflation, future property taxes, and so forth, are contingent rentals that affect the measure of expense or income as accruable.” Each PPA requires us to maintain a minimum plant load factor (“PLF”), or availability rate. In the event the minimum PLF is not achieved, the fixed charges under each PPA are reduced pro-rata. Additionally, payments under the PPAs are determined in part by fuel costs which vary with consumption and the market price of fuel. The payments under the PPAs are dependent on future events (i.e., they are dependent on the plant load factor and fuel consumed) and are therefore contingent rentals.
Note 11. Long-term Debt, Page 96
9.	You disclose that the 1.00% Senior Convertible Debentures due 2027 are convertible by the holders into cash and shares of your common stock “under limited circumstances.” Please disclose in future filings the limited circumstances under which the Debentures are convertible. As required by FASB ASC 470-20-50-6, please also disclose the effective interest rate on the liability component for each statement of income period presented.
Response:
          The Debentures are convertible under the following circumstances which the Company will disclose in future filings, beginning with the 2010 10-K:
•	prior to February 1, 2025, on any date during any fiscal quarter beginning after March 31, 2007 (and only during such fiscal quarter) if the closing sale price of our common stock was more than 130% of the then effective conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter;

•	at any time on or after February 1, 2025;

•	with respect to any Debentures called for redemption, until 5:00 p.m., New York City time, on the business day prior to the redemption date;

•	during a specified period, if we distribute to all or substantially all holders of our common stock, rights or warrants entitling them to purchase, for a period of 45 calendar days or less, shares of our common stock at a price less than the average closing sale price for the ten trading days preceding the declaration date for such distribution;

•	during a specified period, if we distribute to all or substantially all holders of our common stock, cash or other assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing

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July 2, 2010

sale price of our common stock on the trading day preceding the declaration date for such distribution;
•	during a specified period, if we are a party to a consolidation, merger or sale, lease, transfer, conveyance or other disposition of all or substantially all of our assets and those of our subsidiaries taken as a whole that does not constitute a fundamental change, in each case pursuant to which our common stock would be converted into cash, securities and/or other property;

•	during a specified period if a fundamental change occurs; and

•	during the five consecutive business day period following any five consecutive trading day period in which the trading price for the Debentures for each day during such five trading day period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the then effective conversion rate.
          A discount rate of 7.25% is used to determine the liability component of the Debentures, and was disclosed in Item 8. Financial Statements and Supplementary Data – Note 11. Long-Term Debt in the 2009 10-K. In future filings beginning with the 2010 10-K, the Company will clarify that the effective interest rate is 7.25%.
Note 16. Income Taxes, page 111
10.	We note that you recorded during 2008 an approximate $110 million addition to your unrecognized tax benefit liability based on tax positions related to the current year. Please tell us in sufficient detail the nature of this increase and, considering the materiality of the charge, ensure that you provide enhanced disclosure of the charge in future filings.
Response:
          As discussed with the Staff, the Company has uncertain tax positions, which were disclosed in Item 8. Financial Statements and Supplementary Data – Note 16. Income Taxes. The disclosures required by ASC paragraph 740-10-50-15 with respect to these positions were included in Note 16, as outlined below:
•	On page 114 of the 2009 10-K, the Company provided the tabular reconciliation required by ASC paragraph 740-10-50-15A(a). As the Staff notes, the tabular reconciliation reflects the gross addition to the liability for uncertain tax positions related to the year ended December 31, 2008 in the amount of approximately $110 million.

•	In accordance with ASC paragraph 740-10-50-15A(b), in the paragraph immediately following the tabular reconciliation, the Company disclosed the impact on the effective tax rate of a reversal of the tax reserve by stating that “[i]ncluded in the balance of

H. Christopher Owings
July 2, 2010

uncertain tax benefits as of December 31, 2009 and 2008 are potential benefits of $114.9 million and $114.8 million, respectively that if recognized, would affect the effective tax rate.”
•	In accordance with ASC paragraph 740-10-50-15d, the Company disclosed the amounts and nature of reserves that were reasonably possible to change significantly in the next twelve months from the reporting date by stating: “The liability for uncertain tax positions may decrease by approximately $5.8 million in the next 12 months with respect to the expiration of statutes.” Additional disclosures of the activities and events which led to a material increase in net operating losses recognized in 2007 was also provided on page 115 of the 2009 10-K.
          The impact of the 2008 uncertain tax position on the income statement was disclosed in the reconciliation of the effective tax rate on page 112 of the 2009 10-K as the “liability for uncertain tax positions.” The corresponding impact on the tax accounts in the balance sheet was disclosed in the table in Note 16 which presented the tax effects of temporary differences as deferred tax assets and liabilities attributable to pass-through entities.
          Accordingly, the Company believes that Note 16 contains the disclosures required by ASC paragraph 740-10-50-15. In future filings on Form 10-Q and Form 10-K, the Company will continue to disclose the nature of significant changes to the total amounts of unrecognized tax benefits for which a significant change is reasonably possible within 12 months of the reporting date and provide the enhanced disclosure under those circumstances required by ASC paragraph 740-10-50-15.
Note 17. Employee Benefit Plans, page 115
11.	We note that you refer to a “minimum pension liability” on the face of your consolidated statements of equity and in Note 19. Please tell us what your minimum pension liability specifically represents and revise your disclosures in future filings to provide greater clarity regarding this item.
Response:
          The minimum pension liability represents the amounts recognized in Accumulated Other Comprehensive Income related to the pension plan of one of our insurance subsidiaries. Due to the immateriality of the plan (approximately $1 million of plan assets and liabilities), the Company excluded this from Item 8. Financial Statements and Supplementary Data – Note 17. Employee Benefit Plans in the 2009 10-K. To the extent that this plan has not been terminated and its assets distributed to participants, the Company will include the assets and liabilities of this plan in the Employee Benefit Plans disclosure in future filings beginning with the 2010 10-K.

H. Christopher Owings
July 2, 2010

12.	We note that your defined benefit pension plan was amended, effective January 1, 2010, to exclude future compensation increases received by eligible participants after December 31, 2009. Please tell us how you accounted for this amendment and whether you consider it a curtailment. Ensure that you explain whether or not the amendment resulted in a recognized gain or loss, how that amount was computed, and the periods in which you recorded or will record the gain or loss.
Response:
          ASC defines a curtailment as “[a]n event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services.” During 2005, the Company made an amendment to its benefit plans which froze years of credited service and which was accounted for as a plan curtailment as it reduced the expected years of future service that present employees would accrue. During 2009, the decision to exclude compensation increases did not alter expected years of future service, rather it reduced the expected amount that would be paid to such employees for past years of service rendered. As a result, this amendment was not considered a curtailment and was accounted for in accordance with ASC 715-30-35-17, which states that “a plan amendment that retroactively reduces, rather than increases, benefits decreases the projected benefit obligation. The reduction in benefits shall be recognized as a credit (prior service credit) to other comprehensive income that shall be used first to reduce any remaining prior service cost included in Accumulated Other Comprehensive Income. Any remaining prior service credit shall be amortized as a component of net periodic pension cost on the same basis as the cost of a benefit increase.” As reflected in Item 8. Financial Statements and Supplementary Data – Note 17. Employee Benefit Plans in the 2009 10-K, the change in the projected benefit obligation of $11 million as a result of this modification was recorded in December 2009 as a reduction of the prior service cost in Accumulated Other Comprehensive Income. The remainder will be amortized over the average expected life of the participants.
Note 18. Stock-based Award Plans, page 120
13.	Please tell us and disclose in future filings the reasons why you use the simplified method in estimating the expected term of your stock options. See Question 6 of SAB Topic 14D2.
Response:
          Question 6 of SAB Topic 14D2 provides that the simplified method may be appropriate to use in establishing the expected term of stock options in circumstances where an entity does not have sufficient historical data to provide a reasonable basis to estimate the expected term or where an entity significantly changes the terms of its share grants or has or expects to have significant structural changes such that historical exercise data no longer provides a reasonable basis for making these estimations.
          Based on the above, the Company believes that the simplified method continues to be the appropriate method to use in establishing the expected term of our stock options. During

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July 2, 2010

2004, the Company acquired the assets of Covanta Energy Corporation. Prior thereto, the Company was a holding company with diverse assets and operations, such as shipping barges and insurance, and had a completely different employee base participating in its equity award plan. Since 2004, the Company has undergone further structural changes due to acquisitions and continued to expand the participants in the equity award plans, almost none of whom were participants prior to 2004. As a result, the Company has a relatively short period of option exercise history to review, as a majority of the options granted and exercised were done so prior to the significant changes discussed above. In future filings, beginning with the 2010 10-K, the Company will clarify its position regarding the use of the simplified method.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 21
14.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
          Consistent with new SEC disclosure requirements in Item 402(s) of Regulations S-K, the Company does not believe that risks arising from its compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Accordingly, the Company did not include a disclosure pursuant to Item 402(s). The Company reached that conclusion after a review of the compensation structures and the procedures by which compensation decisions were made. On page 8 of the Company’s 2010 Proxy Statement (the “Proxy Statement”) under the heading “Board Oversight of Risk Management,” the Company disclosed that “[o]perational risk management is overseen by the Compensation Committee with respect to attracting, retaining and motivating talented employees and by tying compensation awards to actual performance.” Further, the Finance Committee of the Board of Directors, which is consulted on most transactions and whose approval is required for all transactions in excess of $25 million, oversaw financial and market risk, thereby structurally and procedurally preventing management from undertaking excessive, unnecessary or imprudent risks and assuring that the level of risk that management did undertake was not reasonably likely to have a material adverse effect on the Company.
          For compensation awarded in 2009, the Compensation Committee noted that non-equity compensation was awarded on a retrospective basis reflecting the past year’s actual performance, with awards partially based upon the Company’s previous year’s financial performance measure of free cash flow with the remainder tied to safety, health and environmental performance and individual performance metrics keyed to such participant’s individual responsibilities, none of which create incentives for excessive risk-taking. Recommendations for awards were then reviewed by the Compensation Committee after the performance data had been determined in order to provide a further check and balance on actual performance and an opportunity for the Compensation Committee to exercise its discretion. Further, the Company’s equity incentive plan awards for 2009 were structured to induce the

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July 2, 2010

Company’s executive officers to focus on the long-term capital appreciation of the Company rather than a short-term increase in stock price, which could induce excessive risk-taking, by providing awards of restricted stock with an extended vesting period of three years and vesting 34% upon time served and the remainder on the basis of prospective financial performance measures set at the time of the grant. As disclosed on page 31 of the Proxy Statement, “[t]he value of awards granted to each named executive officer reflects our actual performance for the prior year in creating future long-term value, the responsibilities of such officer and his individual performance.” As a result, the Company concluded that excessive risk-taking was not encouraged or rewarded under the Company’s award plans for 2009.
          For periods beginning in 2010, the equity awards to be granted to the senior management team were discussed on pages 33-34 of the Proxy Statement under the heading “Revised Compensation Structure for 2010.” Under the revised compensation structure the annual equity compensation awards beginning in 2010 will be in the form of restricted stock vesting solely on the basis of continued employment over a period of three years which does not encourage risk-taking. In addition, the new growth equity awards, in the form of restricted stock units, not only vest over an extended period of time of not less than three years, but also are subject to a proportionate clawback based upon a “bring down” calculation of value “to discourage excessive risk-taking behavior and to assure our stockholders that the performance . . . achieved our projected value” and that the amount of award that vests is directly tied to our actual long-term performance. These points were further disclosed and described on page 34 of the Proxy Statement as follows:
In order to assure that excessive leverage and risk-taking is not undertaken in seeking to achieve those growth objectives, our invested cost of capital is taken into account in determining the value of awards granted and a very substantial portion of incentive compensation will be paid in equity that will vest over time or, as in the case of the new growth-based equity awards, will not vest for at least 3 years and at vesting will be subject to a “clawback” based upon actual performance and updated projections measured against original projections.
The combination of time vesting over three years, long-term performance vesting and clawbacks, together with executive stock ownership guidelines, act as additional incentives and precautions to control against excessive risk-taking in the investment decisions by management. Accordingly, together with the oversight of the Finance and Compensation Committees of the Board of Directors, the Company concluded that its executive compensation plans did not motivate the Company’s executive employees to take imprudent risks and any risks involved in compensation were not reasonably likely to result in a material adverse effect on the Company.
CEO Compensation, page 32
CFO Compensation, page 33
15.	Please explain in greater detail how you calculated the annual cash incentives for each executive officer. For example, how did you apply the SHE, financial performance and individual growth measures to calculate the $779,534 annual

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July 2, 2010

incentive cash award for your chief executive officer? Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.
Response:
          As discussed by David Stone of Neal, Gerber & Eisenberg LLP, the Company’s outside legal counsel, with the Staff, the Company was one of the 350 public companies selected to be reviewed by the Staff in 2007 for compliance with the revised executive compensation disclosure rules. As part of that review, Mr. Stone, in a letter on behalf of the Company, dated October 1, 2007 (the “2007 Letter”), to Ms. Ellie Quarles, Special Counsel, responded to similar comments by the Staff that related to your current request for the Company to explain in greater detail how it calculated the annual cash incentives for each executive officer. We refer you specifically to the Company’s responses to Comments 1, 3 and 4 in the 2007 Letter setting forth the Company’s approach to disclosure and the competitive harm arguments supporting its position. Further, consistent with the Company’s responses to the 2007 Letter, the Company has provided the additional disclosures regarding financial performance and individual performance measures in its subsequent filings. To that effect, the section of the Proxy Statement headed “Annual Incentive Cash Awards” (pages 25-30) contains specific information relating to the safety, health and environmental performance, financial performance and individual performance components of the cash incentive awards for each executive officer, including the chief executive officer and the chief financial officer, which is responsive to the Staff’s comment. The information under “CEO Compensation” on page 32 and “CFO Compensation” on page 33 referred to in your comment is supplemental information regarding those particular executive officers but is not the exclusive information on the elements of their compensation.
* * * * *
     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
July 2, 2010

          If you have any questions or comments, please do not hesitate to contact me directly at 973.882.7308.

Sincerely,
/s/ Timothy J. Simpson

cc:	Anthony J. Orlando
Thomas Bucks
David S. Stone